UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)

    ANNUAL REPORT PURSUANT TO SECTION 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d)
        OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from                      to

Commission file number 001-14141

AVIATION COMMUNICATIONS &
SURVEILLANCE SYSTEMS 401(K) PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.
600 Third Ave
New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
Index to Financial Statements

Pages
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	3-4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	5

Notes to Financial Statements	6-12

Supplemental Schedule:
Schedule H, line 4i* – Schedule of Assets (Held at End of Year)	13

*	Refers to item number in Form 5500 (‘‘Annual Return/Report of Employee Benefit Plan’’) filed with the Department of Labor for the plan year ended December 31, 2006.

Other schedules required by 29 CFR 2520103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Aviation Communications & Surveillance Systems 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviation Communications & Surveillance Systems 401(k) Plan (the ‘‘Plan’’) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
June 26, 2007

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006
($ in thousands)

	Participant Directed	Non- Participant Directed	Total
Assets:
Investment in Master Trust	$10,817	$2,503	$13,320
Contributions receivable:
Participants	63	—	63
Employer	—	41	41
Total contributions receivable	63	41	104
Net assets available for benefits at fair value	10,880	2,544	13,424
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	16	—	16
Net assets available for benefits	$10,896	$2,544	$13,440

See Notes to Financial Statements

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005
($ in thousands)

	Participant Directed	Non- Participant Directed	Total
Assets:
Investment in Master Trust	$8,656	$1,475	$10,131
Net assets available for benefits at fair value	8,656	1,475	10,131
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	13	—	13
Net assets available for benefits	$8,669	$1,475	$10,144

See Notes to Financial Statements

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
($ in thousands)

	Participant Directed	Non- Participant Directed	Total
Additions:
Contributions:
Participant	$1,606	$—	$1,606
Employer	—	965	965
Rollover	316	—	316
Total contributions	1,922	965	2,887
Plan interest in the Master Trust investment income	1,018	193	1,211
Total additions	2,940	1,158	4,098
Deductions:
Benefit payments and other deductions	713	89	802
Net increase	2,227	1,069	3,296
Net assets available for benefits,
Beginning of the year	8,669	1,475	10,144
Net assets available for benefits,
End of the year	$10,896	$2,544	$13,440

See Notes to Financial Statements

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Plan Description

General

The Aviation Communications & Surveillance Systems 401(k) Plan (the ‘‘Plan’’) was established effective June 1, 2001. Aviation Communications & Surveillance Systems, LLC (the ‘‘Company’’) maintains the Plan for its eligible employees. Employees of the Company who were participants in the L-3 Communications Master Savings Plan (the ‘‘Prior Plan’’) became participants in the Plan on June 1, 2001. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (‘‘Plan Administrator’’) appointed by the Company. The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (‘‘ERISA’’), as amended. Participants may direct their investment to a combination of different funds, which are held in the L-3 Communications Master Savings Plan Trust (the ‘‘Master Trust’’), managed by Fidelity Management Trust Company (‘‘FMTC’’), as Trustee.

Contributions

Full time employees are eligible to participate in the Plan as of their date of hire. Part time employees must complete at least 1,000 hours of service, from the date of hire, before being eligible to participate in the Plan. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions by payroll deduction. Participants may contribute from 1% to 25% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code (‘‘IRC’’) of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2006 to $15,000 for participants under 50 years of age and $20,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and earnings thereon. Participants have the option of investing participant-directed employee contributions in the L-3 Stock Fund, as well as other investment options offered by the Master Trust.

The Company matches 50% of participants’ contributions up to a maximum participant elected contribution percentage of 8% of compensation, which increases to 100% of participants’ contributions, up to 8% of compensation after five years of service. Company contributions are made in shares of L-3 Communications Holdings, Inc. common stock. Contributions are subject to IRC limitations.

Vesting

The table below presents the normal vesting schedule for Plan participants. Participants will also become fully vested in Company contributions of the Plan upon 1) disability, 2) death or 3) the participants 65th birthday if the participant is actively employed by the Company.

Completed Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s earnings (losses), and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Master Trust Investments

All non-participant directed employer contributions must be initially invested in the L-3 Stock Fund, which invests in the common stock of L-3 Communications Holdings, Inc. (‘‘L-3 Holdings’’) and money market funds, and may not be invested in other Master Trust investment options until two years after the end of the plan year in which the employer contribution is made. Effective January 1, 2007, a participant may make an investment election with respect to employer contributions to invest in other investment options offered by the Master Trust for the employer contributions credited to the participants’ account on the date the election is made. Employer contributions that are made in L-3 Holdings common stock after the date of the election will remain invested in the L-3 Stock Fund until the participant makes an election to transfer such employer contributions out of the L-3 Stock Fund.

2.    Summary of Significant Accounting Policies

Investment in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the L-3 Communications Master Savings Plan, and these plans together are collectively referred to as the Participating Plans.

The investment in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by FMTC. (See Note 3 for a list of funds and the Plan’s investment in each fund as of December 31, 2006 and 2005). Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

Valuation of Investments

The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company.

The L-3 Stock Fund is a unitized fund whose underlying assets consist primarily of shares of L-3 Holdings common stock. The L-3 Stock Fund’s unit price is computed by FMTC daily. Shares of L-3 Holdings common stock are valued at the last reported quoted market price of a share on the last trading day of the year.

Participant loans are valued at cost, which approximates fair value.

Basis of Accounting

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in the investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The financial statements of the Plan are prepared under the accrual method of accounting, except for the recording of benefit payments, as discussed below.

Investment Transactions and Investment Income

Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net appreciation in the fair value of the Plan’s investment, consists of the Plan’s proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the Participating Plans based upon the relationship of each Participating Plan’s respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

Forfeitures

Non-vested Company contributions are forfeited upon a participant’s five year break in service or withdrawal of vested balance, if earlier, and are used by the Company to reduce future Company contributions and to pay plan expenses. As of December 31, 2006 and 2005, $28,564 and $2,650 of forfeitures were used to pay Plan expenses, respectively. Forfeitures available were approximately $40,000 and $39,000 at December 31, 2006 and 2005, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Plan provides for payment from available forfeitures of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. In the event that forfeitures are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

Risks and Uncertainties

The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.    Master Trust

The fair value of the investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value at December 31, 2006 and 2005 are presented in the table below. The Master Trust represents 5% or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005. The Plan’s percentage interest in the Master Trust was less than one percent at December 31, 2006 and 2005.

	Master Trust		Plan’s Portion
Fund	2006	2005	2006	2005
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Price:
Calamos Growth Fund Class A*	$112,723	$105,351	$432	$312
Dodge & Cox Income Fund*	79,754	56,684	225	74
Dodge & Cox Stock Fund*	231,753	130,676	782	361
Fidelity Diversified International Fund*	210,234	103,500	915	491
Fidelity Freedom 2000 Fund*	10,187	9,060	104	53
Fidelity Freedom 2010 Fund*	95,923	85,836	173	158
Fidelity Freedom 2020 Fund*	117,047	80,100	647	523
Fidelity Freedom 2030 Fund*	60,715	44,743	470	274
Fidelity Ginnie Mae Fund*	43,930	45,571	273	253
Fidelity Growth & Income Portfolio*	130,887	111,763	441	374
Fidelity Magellan Fund*	156,206	152,945	645	540
Growth Fund of America Class R5*	149,595	83,918	237	121
Spartan U.S. Equity Index Fund*	150,505	116,938	471	355
T. Rowe Price Small-Cap Stock Fund*	179,245	136,212	625	479
T. Rowe Price Stable Value Fund*	—	30,285	—	—
	1,728,704	1,293,582	6,440	4,368
Investments at Estimated Fair Value:
L-3 Stock Fund	483,001	373,432	5,274	4.461
Fidelity Managed Income Portfolio II**	465,389	342,887	1,410	1,110
Participant Loans (Interest Rates of 5.0% to 9.3%)	55,550	39,175	196	192
	1,003,940	755,494	6,880	5,763
Total Investments	$2,732,644	$2,049,076	$13,320	$10,131

*	Mutual Fund
**	Commingled Trust Fund

The net change in the fair value of the Master Trust and the Plan’s portion of the net change in fair value for the year ended December 31, 2006 is presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)
Investment income:
Investment in Master Trust	$74,825	$608
Interest and dividend income	153,725	591
Interest (participant loans)	3,041	12
Net increase in investment income	$231,591	$1,211

Net appreciation in the fair value of investments in the Master Trust includes approximately $169,233,000 net appreciation related to mutual funds, approximately $43,907,000 net appreciation related to the L-3 Stock Fund, approximately $18,410,000 net appreciation related to the commingled trust fund and approximately $41,000 of interest income related to active participant loans.

4.    Benefit Responsive Investment Contracts

Fidelity Managed Income Portfolio II

The Plan, through its Master Trust, held investments in the Fidelity Managed Income Portfolio II Fund (‘‘MIP Fund’’) at December 31, 2006 and 2005. All investment contracts held by the MIP Fund are held directly between the MIP Fund and the issuer of the contract and are nontransferable. The MIP Fund is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. The MIP Fund’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP Fund invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a wrap contract issued by a third party. FMTC seeks to minimize the exposure of the MIP Fund to credit risk through, among other things, diversification of the wrap contracts across an approved group of issuers. The MIP Fund’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

Wrap Contracts.    Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefits responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

FMTC purchases wrap contracts for the MIP Fund with the aim of maintaining the contract value of the MIP Fund’s bond investments. In selecting wrap issuers, FMTC analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the MIP Fund. The MIP Fund may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum duration limits, minimum credit standards, and diversification requirements. In addition, a wrap issuer may also require that the MIP Fund invest entirely in cash or cash equivalents under certain conditions. Generally, as long as the MIP Fund is in compliance with the conditions of its wrap contracts, it may buy and sell underlying assets without impacting the contract value of the underlying assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.

Wrap contracts accrue interest using a formula called the ‘‘crediting rate’’. Wrap contracts use the crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at a portfolio’s current yield to maturity for a period equal to a portfolio’s duration. The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence a portfolio’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions. If the market value of underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and a portfolio’s return, and redemptions by existing unitholders will tend to increase the crediting rate and a portfolio’s return.

Wrap contracts limit the ability of a MIP Fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to, tax disqualification, certain MIP Fund amendments if the issuers’ consent is not obtained, complete or partial termination of the MIP Fund, any legal changes applicable to the plan that could have a material adverse effect on the portfolio’s cash flow, merger or consolidation of the MIP Fund with another plan, exclusion of a previously eligible group, early retirement/ termination programs and transfer of assets from a portfolio to a competing option. In addition, the issuers of wrap contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.

The average yield earned by the MIP Fund for all fully benefit responsive investment contracts for the years ended December 31, 2006 and 2005 was 7.01% and 5.61%, respectively, based on actual earnings, and 4.37% and 3.73%, respectively, based on interest rate credited to participants.

5.    Benefit Payments

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination, at the participants’ option, either in a lump sum or in periodic installments as provided for in the Plan document. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

Assets in a participant’s account may be withdrawn before termination of employment or before reaching age 59½ only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59½. In the event of retirement or termination of employment prior to age 59½, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

6.    Loans

The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. The maximum term of a loan is 5 years, or 30 years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participants who terminate employment may continue to repay their outstanding loans as permitted by the Plan document. Participant loans are secured by the participant’s vested account balance.

7.    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 2003, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.

8.    Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $2,250 for the year ended December 31, 2006.

The Plan’s proportionate interest in the L-3 Stock Fund includes 63,303 shares of L-3 Holdings’ common stock valued at approximately $5,177,000 at December 31, 2006 and 58,722 shares of L-3 Holdings’ common stock valued at approximately $4,366,000 at December 31, 2005. The Plan received dividends on the L-3 Stock Fund in the amount of $45,630 for the year ended December 31, 2006.

9.    Termination Priorities

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate the Plan at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, plan participants will become 100 percent vested in Company contributions and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

10.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2006
(in thousands)
Total investment income per the financial statements	$1,211
Less: Adjustment from fair value to contract value for fully benefit responsive investment contracts	(3)
Total investment income per the Form 5500	$1,208

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
($ in thousands)

Description of Investment	Cost	Current Value
* Investment in Master Trust	**	$13,320
Total		$13,320

*	Includes participant loans of $196 with interest rates from 5.0% to 9.3% maturing through October 2011.
**	DOL Regulation 29 CFR 2520.103-11(d) permits the exclusion of historical cost information for participant directed investment balances.

The information in this schedule has been certified as to its completeness and accuracy by
Fidelity Management Trust Company

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Aviation Communications & Surveillance Systems 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Aviation Communications & Surveillance Systems 401(k) Plan Registrant
Date: June 26, 2007	/s/ Ralph G. D’Ambrosio
Name: Ralph G. D’Ambrosio
Title: Authorized Signatory, L-3 Benefit Plan Committee